

Mail Stop 4631

September 1, 2009

<u>**via U.S. mail and facsimile**</u>

Robert T. Brady, Chief Executive Officer
Moog, Inc.
PO Box 18
East Aurora, New York 14052-0018

        RE: Moog, Inc.
                 Form 10-K for the Fiscal Year Ended September 27, 2008
                 Filed November 28, 2008
                 Proxy Statement
                 Filed December 10, 2008
                 File No. 1-05129

Dear Mr. Brady:

We have reviewed the above referenced filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 27, 2008

Critical Accounting Policies, page 59

Reviews for Impairment of Goodwill, page 60

1. We note goodwill accounted for 25% of total assets as of September 27, 2008. You state that you estimate the fair value of your reporting units in completing your goodwill impairment analysis but you don't provide a discussion of the methodology used to estimate fair value. Given that goodwill is material to your balance sheet, in future filings please address the following:

- State the method you use to estimate the fair value of your reporting units. If more than one method is used, please disclose how you weight each method.
- Provide qualitative and quantitative descriptions of the material assumptions used for each reporting unit. Examples of assumptions for a discounted cash flow method include (a) the discount rate, (b) the revenue growth rates, (c) the operating profit margins, and (d) the terminal rate, at a minimum. Include a discussion for any material changes in assumptions between the current goodwill impairment test and the prior test. Your discussion should also include a sensitivity analysis of the material assumptions using other reasonably likely inputs.
- Please alert investors when the fair value of a reporting unit does not materially exceed its carrying value and please quantify the headroom between fair value and carrying value to alert investors to a possible impairment in future periods.

  Please show us your proposed disclosure in response to this comment. Refer to Sections 216 and 501.14 of the Financial Reporting Codification and Release No. 33- 8350 "Interpretation: Commission Guidance Regarding Management's Discussion and Analysis of Financial Condition and Results of Operations."

Item 9A. Controls and Procedures, page 110

2. We note that your management's conclusion regarding the effectiveness of your disclosure controls and procedures appears to be based on the definition in Rules 13a-15(e) and 15d-15(e) under the Exchange Act. As stated, however, your description does not fully conform to the definition set forth in those rules. In this regard, we note that your description does not indicate that your disclosure controls and procedures are designed to ensure that information is accumulated and communicated to management, including the principal executive and financial officers, as appropriate to allow timely decisions regarding required disclosure. Please confirm this to us and revise

accordingly in future filings. Alternatively, you may simply state in future filings that your certifying officers concluded that your disclosure controls and procedures were effective on the applicable dates.

Item 13. Certain Relationship and Related Transactions, and Director Independence, page 110

3. Please provide the disclosure required by Item 404(b) of Regulation S-K regarding your policies and procedures for review, approval, or ratification of related person transactions.

Item 15. Exhibits and Financial Statement Schedules, page 111

Exhibits 31.1 and 31.2

4. Please remove your certifying officers' titles from the beginning of your certifications that you file with future reports. See Item 601(b)(31)(i) of Regulation S-K.

Form 10-Q for the Fiscal Quarter Ended March 28, 2009

Reviews for Impairment of Goodwill, page 18

5. You state you performed an interim test for goodwill impairment as of March 28, 2009. However, this disclosure does not address the factors you observed that indicated goodwill could be impaired. Please tell us and disclose in future filings the indicators that led you to believe that goodwill could be impaired, identify the reporting units that you tested for impairment and quantify the headroom between the fair value and carrying value of the reporting unit. You should also address whether you changed any assumptions from those used to perform your annual impairment test completed during the fourth quarter of 2008 and, if so, the reasons for the change in your assumptions.

6. Please tell us whether you tested your intangible assets of $131.7 million for impairment as of March 28, 2009. If not, please tell us how you concluded it was not appropriate to test your intangible assets for impairment.

Form 10-Q for the Fiscal Quarter Ended June 27, 2009

7. We note sales for your Industrial Systems segment declined by 19% and operating profit declined by 59% for the nine months ended June 27, 2009, as compared to the same period in 2008. You disclose that you expect sales for fiscal year 2009 for this segment to decrease to $450 million, a decrease of 15% from 2008.   Furthermore, we note your Medical Devices segment

reported an operating loss for each quarter in 2009 and you expect an operating loss for the 2009 fiscal year as compared to an operating profit in 2008.

You state on page 60 that poor indicators of operating performance and a significant adverse change in the business climate are indicators there may be a goodwill impairment. Given the above and the fact that your market capitalization did not exceed net equity as of March 28, 2009 and June 27, 2009, please tell us how you concluded it was not appropriate to perform an interim test for impairment as of June 27, 2009.

Definitive Proxy Statement on Schedule 14A

Compensation Discussion and Analysis, page 14

The Process for Determination of Compensation, page 16

8. We note that you use peer group data in determining annual salaries and that each of your executive's salaries relative to this data is reflective of his experience. In future filings, please discuss where you target each of your executives' salaries relative to the peer group data you collect, and state where each executive's salary actually fell with respect to such target. See Item 402(b)(2)(xiv) of Regulation S-K.

9. We note that under your Management Profit Share Plan your executives receive an annual award derived from the percentage growth in earnings per share over the preceding year. In future filings, please disclose how you determine what percentage of salary you award. We note that your disclosure that it is a function of your actual annual percentage growth in earnings per share. See Item 402(b) of Regulation S-K. In other words, how did you determine to multiply the percentage increase in earnings per share by 1.33 to arrive at the percentage of salary that would be awarded under the plan?

Equity Compensation Plan Information, page 24

10. We note that you maintain three equity compensation plans pursuant to which you may issue Class A Common Stock. In future filings, please disclose in a footnote to your equity compensation plan table the number of securities that you have remaining available for future issuance under each plan. See Instruction 6 to Item 201(d) of Regulation S-K

* * * *

As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested supplemental information. Detailed response letters greatly facilitate our review. Please file your response letter on EDGAR. Please understand that we may have additional comments after reviewing responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Tracey McKoy, Staff Accountant, at (202) 551-3772 or, in her absence the undersigned Accounting Branch Chief at (202) 551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Hagen Ganem, Staff Attorney, at (202) 551-3330 with any legal related questions.

Sincerely,

Terence O'Brien
Accounting Branch Chief